Filed pursuant to Rule 433
Registration Statement No. 333-124095
Dated January 13, 2006

Final Term Sheet to the Prospectus dated July 1, 2005, the Prospectus Supplement dated July 1, 2005 and the Preliminary Pricing Supplement No. 15 dated January 10, 2006

Enhanced Participation Notes Linked to the TOPIX® Index Due April 2007

January 13, 2006

Final Terms

Issuer:	Eksportfinans ASA

Index:	TOPIX® Index (Bloomberg: TPX)

Issue price:	100% of face amount

Face amount:	$1,000 per note (for an aggregate face amount of $73,074,000)

Original Issue Price:	100% (The aggregate principal amount of these notes may be increased and sold at different prices prior to the settlement date)

Trade date:	January 13, 2006

Original issue date (settlement date):	January 26, 2006

Determination date:	April 16, 2007, unless extended for up to five business days

Maturity date:	April 26, 2007, unless extended for up to five business days

Redemption amount:	As of the determination date, the calculation agent will determine the redemption amount you will be entitled to receive in cash in respect of each note in accordance with the following formulas:

• if the final index level is equal to or greater than the appreciation cap, the amount payable will equal the maximum redemption amount

• if the final index level is equal to or greater than the initial index level and less than the appreciation cap, the amount payable will equal the face amount multiplied by the enhanced return

• if the final index level is less than the initial index level, the amount payable will equal the face amount multiplied by (final index level / initial index level)

Appreciation cap:	110.2% of the initial index level

Maximum redemption amount:	130.6% of the face amount

Enhanced return:	1 + (3 x ((final index level – initial index level) / initial index level))

Initial index level:	1,681.69

Final index level:	The closing level of the index on the determination date

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent:	Goldman, Sachs & Co.

Business days:	New York

Business day convention:	Following

Denominations:	$2,000 and integral multiples of $1,000 thereafter

Underwriting discount:	0.25%

CUSIP:	R2188Y387

Goldman, Sachs & Co.	1

Hypothetical Examples
The right column below shows the hypothetical redemption amounts (expressed as a percentage of the face amount of a note) that you would receive on the maturity date, based on the corresponding hypothetical final index levels shown in the left column (expressed as a percentage of the initial index level), assuming an appreciation cap of 110.2% and a maximum redemption amount of 130.6%.

Hypothetical Final Index Level	Hypothetical Redemption Amounts
as Percentage of Initial Index Level	as Percentage of Face Amount
150.0%	130.6%
130.0%	130.6%
125.0%	130.6%
110.2%	130.6%
105.0%	115.0%
100.0%	100.0%
75.0%	75.0%
50.0%	50.0%
25.0%	25.0%
0.0%	0.0%
Disclaimers
The copyright of TOPIX and other intellectual property rights related to “TOPIX” and “TOPIX Index” belong solely to the Tokyo Stock Exchange. No notes relating to a TSE Index are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of any TSE Index or the figure at which any TSE Index stands on any particular day or otherwise. Each TSE Index is complied and calculated solely by the Tokyo Stock Exchange. However, the Tokyo Stock Exchange shall not be liable to any person for any error in any TSE Index and the Tokyo Stock Exchange shall not be under any obligation to advise any person, including a purchaser or vender of any notes, of any error therein.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Goldman, Sachs & Co.	2